________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 35

                              -------------------

                              NCS HEALTHCARE, INC.
                       (Name of Subject Company (Issuer))

                                 OMNICARE, INC.
                             NCS ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    62887410
                     (CUSIP Number of Class A Common Stock)

                                      AND

                CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                     (CUSIP Number of Class B Common Stock)

                              PETER LATERZA, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                 OMNICARE, INC.
                         100 EAST RIVERCENTER BOULEVARD
                           COVINGTON, KENTUCKY 41011
                           TELEPHONE: (859) 392-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                             MORTON A. PIERCE, ESQ.
                              DEWEY BALLANTINE LLP
                          1301 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 259-8000
                              -------------------

                           CALCULATION OF FILING FEE

              Transaction Valuation*                               Amount of Filing Fee
                   $91,816,869                                          $18,363.37

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 18,460,599 shares of the class A common stock, par value $0.01, of NCS HealthCare, Inc. (the 'Company'), representing all of the outstanding shares of such class as of July 28, 2002 (less 1,000 shares of such class owned by Omnicare, Inc.), (ii) 5,255,210 shares of the class B common stock, par value $0.01, of the Company, representing all of the outstanding shares of such class as of July 28, 2002, (iii) 2,422,724 shares reserved for issuance upon the exercise of outstanding options to purchase class A common stock and (iv) 94,858 shares reserved for issuance upon the exercise of outstanding options to purchase class B common stock. The number of outstanding shares and shares reserved for issuance upon the exercise of options is contained in the Current Report on Form 8-K filed by the Company on July 30, 2002.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $18,363.37     Filing party: Omnicare, Inc.
Form or Registration No.: SC TO        Date Filed: August 8, 2002


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [x] third-party tender offer subject to Rule 14d-1

    [ ] issuer tender offer subject to Rule 13e-4

    [ ] going private transaction subject to Rule 13e-3

    [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

________________________________________________________________________________

         This Amendment No. 35 amends and supplements the Tender Offer
Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on August 8, 2002 (the "Schedule TO") by Omnicare, Inc., a Delaware corporation ("Omnicare"), and NCS Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Omnicare. The Schedule TO relates to a tender offer by Purchaser to purchase all of the outstanding shares of class A common stock, par value $0.01 per share, and class B common stock, par value $0.01 per share, of NCS HealthCare, Inc. (the "Company") for a purchase price of $3.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 8, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as hereby or hereafter amended or supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule TO.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

          Section 11 ("Background of the Offer") of the Offer to Purchase is hereby amended by adding the following to the end of such Section:

          On December 13, 2002, the Company invited Omnicare and Genesis Health Ventures, Inc. ("Genesis") each to submit its "best and highest offer" to acquire all of the outstanding shares of class A and class B common stock of the Company by 6:00 p.m. (E.S.T.) on December 15, 2002. In addition, the Company provided Omnicare and Genesis with Rules and Procedures for Submission of Proposals for NCS HealthCare, Inc. setting forth the rules and procedures established by the Company for the submission of proposals, the full text of which is filed as Exhibit (a)(1)(EEE) hereto and is incorporated herein by reference.

          Following receipt of the request for proposals from the Company, Genesis and Omnicare discussed termination of the NCS/Genesis Merger Agreement and negotiated and executed a Termination and Settlement Agreement, dated December 15, 2002 (the "Termination Agreement"). The Termination Agreement provides, among other things, that Genesis will terminate the NCS/Genesis Merger Agreement in accordance with its terms by sending written notice of such termination to the Company on December 16, 2002 (which will also result in termination of the voting agreements between Genesis and Messrs. Outcalt and
Shaw). In addition, Genesis and Omnicare agreed to release the other party from any claims arising from the NCS/Genesis Merger Agreement and not to commence any action against the other party arising out of or in connection with the NCS/Genesis Merger Agreement. Omnicare also agreed that prior to the closing of a transaction with the Company, it would pay Genesis an amount in cash equal to $22 million less any termination fees paid by or on behalf of the Company to Genesis under the NCS/Genesis Merger Agreement. The full text of the Termination Agreement is filed as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.

          On December 16, 2002, Omnicare issued a press release announcing the Termination and Settlement Agreement, the full text of which is filed as Exhibit
(a)(1)(FFF) hereto and is incorporated herein by reference.

Item 12.  Exhibits.

          Item 12 is hereby amended and supplemented with the following information:

          Exhibit (a)(1)(EEE) Rules and Procedures for Submission of Proposals for NCS HealthCare, Inc., dated December 13, 2002.

          Exhibit (a)(1)(FFF) Press Release issued by Omnicare, Inc. on December 16, 2002.

          Exhibit (a)(5)(D) Termination and Settlement Agreement, dated December 15, 2002, between Omnicare, Inc., Genesis Health Ventures, Inc. and Geneva Sub, Inc.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2002

                                          OMNICARE, INC.

                                          By: /s/ DAVID W. FROESEL, JR.
                                              -------------------------------

                                          Name: David W. Froesel, Jr.
                                          Title: Senior Vice President
                                                 and Chief Financial Officer

                                          NCS ACQUISITION CORP.

                                          By: /s/ DAVID W. FROESEL, JR.
                                              ------------------------------

                                          Name: David W. Froesel, Jr.
                                          Title: Vice President and Chief
                                                 Financial Officer

                                EXHIBIT INDEX

(a)(1)(A)   Offer to Purchase dated August 8, 2002.*

(a)(1)(B)   Letter of Transmittal.*

(a)(1)(C)   Notice of Guaranteed Delivery.*

(a)(1)(D)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
            Nominees.*

(a)(1)(E)   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees.*

(a)(1)(F)   Guidelines for Certification of Taxpayer Identification Number on Substitute
            Form W-9.*

(a)(1)(G)   Summary Advertisement, published August 8, 2002.*

(a)(1)(H)   Press Release issued by Omnicare, Inc. on August 8, 2002.*

(a)(1)(I)   Complaint filed in the Chancery Court, New Castle County, Delaware on
            August 1, 2002.*

(a)(1)(J)   Press Release issued by Omnicare, Inc. on August 8, 2002.*

(a)(1)(K)   First Amended Complaint filed in the Chancery Court, New Castle
            County, Delaware on August 12, 2002.*

(a)(1)(L)   Press Release issued by Omnicare, Inc. on August 20, 2002.*

(a)(1)(M) First Amended Complaint filed in the United States District Court for the Northern District of Ohio on August 21, 2002.*

(a)(1)(N)   Press Release issued by Omnicare, Inc. on August 26, 2002.*

(a)(1)(O)   Press Release issued by Omnicare, Inc. on September 6, 2002.*

(a)(1)(P) Selected material from a presentation of Omnicare, Inc. at the Bear Stearns 15th Annual Healthcare Conference on
            September 17, 2002 at The Waldorf Astoria, New York, New York.*

(a)(1)(Q)   Press Release issued by Omnicare, Inc. on September 20, 2002.*

(a)(1)(R)   Motion for Summary Judgment as to Count I of the First Amended
            Complaint filed in the Chancery Court, New Castle County, Delaware on September 30, 2002.*

(a)(1)(S)   Motion to Dismiss the First Amended Complaint filed in the United States
            District Court for the Northern District of Ohio on September 13, 2002.*

(a)(1)(T)   Opposition to Omnicare's Motion to Dismiss and Motion for Preliminary
            Injunction filed in the United States District Court for the Northern
            District of Ohio on September 30, 2002.*

(a)(1)(U)   Press Release issued by Omnicare, Inc. on October 4, 2002.*

(a)(1)(V) Defendant's Motion to Dismiss the Second Amended Complaint filed in the Chancery Court, New Castle County, Delaware on October 3, 2002.*

(a)(1)(W) Omnicare's Reply Memorandum of Law in Further Support of the Motion to Dismiss the First Amended Complaint filed in the United States
            District Court for the Northern District of Ohio on October 15,
            2002.*

(a)(1)(X)   Second Amended Complaint filed in the Chancery Court, New Castle
            County, Delaware on October 16, 2002.*

(a)(1)(Y)   Plaintiff's Memorandum of Law in Opposition to the NCS Defendants'
            Motion to Dismiss Omnicare's Second Amended Complaint filed in the
            Chancery Court, New Castle County, Delaware on October 17, 2002.*

(a)(1)(Z)   Omnicare's Memorandum of Law in Opposition to Plaintiff's Motion for
            Preliminary Injunction filed in the United States District Court for the Northern District of Ohio on October 17, 2002.*

(a)(1)(AA) The NCS Defendants' Memorandum of Law in Opposition to Omnicare's and the Class Plaintiffs' Motion for Summary Judgment filed in the Chancery Court, New Castle County, Delaware on October 17, 2002.*

(a)(1)(BB) Defendant Jon H. Outcalt's Brief in Opposition to Omnicare's Motion for Summary Judgment on Count I of the First Amended Complaint filed in the Chancery Court, New Castle County, Delaware on October 17,
            2002.*

(a)(1)(CC)  Defendant Kevin B. Shaw's Memorandum of Law in Opposition to
            Omnicare's Motion for Summary Judgment on Count I of the Second
            Amended Complaint filed in the Chancery Court, New Castle County,
            Delaware on October 17, 2002.*

(a)(1)(DD)  Brief of Defendants Genesis Health Ventures, Inc. and Geneva Sub,
            Inc. in Opposition to Omnicare's and the Class Plaintiffs' Motions for Summary Judgment on Count I of their Complaints filed in the Chancery Court, New Castle County, Delaware on October 17, 2002.*

(a)(1)(EE)  Press Release issued by Omnicare, Inc. on October 22, 2002.*

(a)(1)(FF)  Reply Memorandum of Law in Further Support of Omnicare's Motion for
            Summary Judgment as to Count I of the Second Amended Complaint filed in the Chancery Court, New Castle County, Delaware on October 22,
            2002.*





(a)(1)(GG)  The NCS Defendants' Reply Memorandum of Law in Support of Their
            Motion to Dismiss Omnicare's Second Amended Complaint filed in the
            Chancery Court, New Castle County, Delaware on October 22, 2002.*

(a)(1)(HH)  Reply Brief of Defendants Genesis Health Ventures, Inc. and Geneva
            Sub, Inc. in Support of Their Motion to Dismiss the Second Amended
            Complaint filed in the Chancery Court, New Castle County, Delaware on October 22, 2002.*

(a)(1)(II)  Omnicare, Inc. v. NCS HealthCare, Inc., et al., C.A. No. 19800
            (Del. Ch. October 25, 2002).*

(a)(1)(JJ)  Press Release issued by Omnicare, Inc. on October 28, 2002.*

(a)(1)(KK)  Omnicare, Inc. v. NCS HealthCare, Inc., et al., C.A. No. 19800 (Del. Ch.
            October 29, 2002).*

(a)(1)(LL)  Press Release issued by Omnicare, Inc. on October 30, 2002.*

(a)(1)(MM)  Excerpts from the Transcript of Omnicare's Third Quarter 2002
            Conference Call, dated October 31, 2002.*

(a)(1)(NN)  Press Release issued by Omnicare, Inc. on November 5, 2002.*

(a)(1)(OO)  Selected material from a presentation of Omnicare, Inc. at the CIBC
            World Markets 13th Annual Health Care Conference on November 5, 2002 at The Plaza Hotel, New York, New York.*

(a)(1)(PP)  Press Release issued by Omnicare, Inc. on November 19, 2002.*

(a)(1)(QQ) Brief filed by Omnicare, Inc. in the Supreme Court of the State of Delaware on November 14, 2002.*

(a)(1)(RR)  In Re NCS HealthCare, Inc., Shareholders Litigation,
            Consolidated C.A. No. 19786 (Del. Ch. November 22, 2002).*

(a)(1)(SS)  Press Release issued by Omnicare, Inc. on November 25, 2002.*

(a)(1)(TT)  Answering Brief filed by Appellees NCS HealthCare, Inc.,
            Boake A. Sells and Richard L. Osborne in the Supreme Court of the
            State of Delaware on November 22, 2002.*

(a)(1)(UU) Answering Brief filed by Appellees Jon H. Outcalt and Kevin B. Shaw in the Supreme Court of the State of Delaware on November 22, 2002.*

(a)(1)(VV)  Answering Brief filed by Appellees Genesis Health Ventures, Inc. and
            Geneva Sub, Inc. in the Supreme Court of the State of Delaware on
            November 22, 2002.*

(a)(1)(WW)  Press Release issued by Omnicare, Inc. on December 4, 2002.*

(a)(1)(XX) Order of the Supreme Court of the State of Delaware, issued on December 3, 2002.*

(a)(1)(YY) Order of the Supreme Court of the State of Delaware, issued on December 4, 2002.*

(a)(1)(ZZ)  Press Release issued by Omnicare, Inc. on December 5, 2002.*

(a)(1)(AAA) Order of the Supreme Court of the State of Delaware, issued on December 10, 2002.*

(a)(1)(BBB) Press Release issued by Omnicare, Inc. on December 11, 2002.*

(a)(1)(CCC) Omnicare, Inc. v. NCS HealthCare, Inc., et al., C.A. No. 19786 (Del.
            Ch. December 11, 2002).*

(a)(1)(DDD) Press Release issued by Omnicare, Inc. on December 12, 2002.*

(a)(1)(EEE) Rules and Procedures for Submission of Proposals for NCS HealthCare,
            Inc., dated December 13, 2002.

(a)(1)(FFF) Press Release issued by Omnicare, Inc. on December 16, 2002.

(a)(5)(A)   Form of Agreement and Plan of Merger proposed by Omnicare, Inc.*

(a)(5)(B)   Agreement and Plan of Merger executed by Omnicare, Inc.*

(a)(5)(C) Agreement and Plan of Merger executed and delivered by Omnicare, Inc. on December 12, 2002.*

(a)(5)(D) Termination and Settlement Agreement, dated December 15, 2002, between Omnicare, Inc., Genesis Health Ventures, Inc. and
            Geneva Sub, Inc.

(b)(1)      Three-year, $495.0 million Credit Agreement, dated as of March 20, 2001, among
            Omnicare, Inc., as the Borrower, the Guarantors named therein and the lenders named therein, as the Lenders, Lehman Commercial Paper Inc., as a Syndication
            Agent, Sun Trust Bank, as a Documentation Agent, Deutsche Banc Alex. Brown, as
            a Documentation Agent, and Bank One, NA, with its main office in Chicago,
            Illinois, as the Administrative Agent. (Incorporated by reference to Exhibit
            99.3 of Omnicare's Current Report on Form 8-K filed with the Securities and
            Exchange Commission on March 23, 2001).

(c)         None.

(d)(1)      Confidentiality Agreement, dated August 29, 2001, between Omnicare, Inc. and
            NCS HealthCare, Inc.*

(e)         None.

(f)         None.

(g)         None.

(h)         None.

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* Previously filed.